UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes |_| No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________________.)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V.

(Registrant)

Date: July 28, 2005.	By: /s/ Luis Garcia Limon

Name: Luis Garcia Limon Title: Chief Executive Officer

PRESS RELEASE	Contact:	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC, SUBSIDIARY OF INDUSTRIAS CH, AND INDUSTRIAS CH HAVE ACQUIRED 100% OF THE STOCK OF PAV REPUBLIC, INC.

GUADALAJARA, MEXICO, July 25, 2005- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) a subsidiary of Industrias CH, S.A. de C.V. and Industrias CH, S.A. de C.V. (“ICH”) have acquired 100% of the Stock of PAV Republic, Inc. (“Republic”).

Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America.

With this acquisition, Simec anticipates an installed annual capacity of nearly three million metric tons of steel. Simec expects that in the next 12 months sales in metric tons will exceed 2.7 million metric tons of finished products.

Simec’s recent sales of SBQ represented one third of its total sales. As a result of the acquisition, this line of products is expected to account for 65% of the consolidated sales of Simec. The acquisition strategically positions Simec in a market that typically have less price volatility and higher margin than commodity steel products.

Simec revenues in the last 12 months were approximately US$600 million dollars. Simec expects that revenues will approach US$1.8 billion dollars for the next 12 months.

Simec projects EBITDA for the next 12 months of US$270 million, an increase of almost 50% over its last twelve months EBITDA. This increase would result not only from Republic’s operations but also from synergies and economics of scale.

Republic has six production plants located in Ohio, Indiana and New York; and one facility in Ontario, Canada. Those seven plants employ more than 2,500 people and have a joint annual installed capacity of up to two million metric tons for liquid steel and approximately 1.7 million metric tons for finished steel products.

Simec will acquire 50.2% of Republic’s stock, and ICH will purchase the remaining 49.8% of Republic stock. The acquisition was financed by funds generated internally by Simec and ICH.

This press release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Simec and ICH that are subject to various factors that could cause actual results to differ materially from the estimates made in the forward-looking statements. Such factors include interest rates, general, economic and market conditions and customer preferences.

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PRESS RELEASE	Contact:	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC GIVES FURTHER DETAILS ON ACQUISITION OF PAV REPUBLIC INC.

GUADALAJARA, MEXICO, July 27, 2005- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) and its parent company Industrias CH, S.A. de C.V. (“ICH”) have acquired 100% of the Stock of PAV Republic, Inc. (“Republic”). Simec, ICH’s largest subsidiary, has acquired 50.2% of Republic’s stock, and ICH purchased the remaining 49.8%. The cash purchase price of USD $229 million was financed by internally generated funds.

At June 30, 2005, the total amount of Republic’s liabilities was of USD $166 million, with a weighted average cost per year of 7.78%. One of Simec and ICH’s main objective is to prepay the company’s debt within the next 12 months, starting with USD $71 million that would immediately be paid once the bank creditors accept.

Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America.

With this acquisition, Simec anticipates an installed annual capacity of nearly three million metric tons of steel. Simec expects that in the next 12 months sales in metric tons will exceed 2.7 million metric tons of finished products.

Simec’s recent sales of SBQ represented one third of its total sales. As a result of the acquisition, this line of products is expected to account for 65% of the consolidated sales of Simec. The acquisition strategically positions Simec in a market that typically have less price volatility and higher margin than commodity steel products.

Simec revenues in the last 12 months were approximately US$600 million dollars. Simec expects that revenues will approach US$1.8 billion dollars for the next 12 months.

Simec projects EBITDA for the next 12 months of US$270 million, an increase of almost 50% over its last twelve months EBITDA. This increase would result not only from Republic’s operations but also from synergies and economics of scale.

Republic has six production plants located in Ohio, Indiana and New York; and one facility in Ontario, Canada. Those seven plants employ more than 2,500 people and have a joint annual installed capacity of up to two million metric tons for liquid steel and approximately 1.7 million metric tons for finished steel products.

This press release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Simec and ICH that are subject to various factors that could cause actual results to differ materially from the estimates made in the forward-looking statements. Such factors include interest rates, general, economic and market conditions and customer preferences.

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